Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

July 21, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Tara Keating Brooks

Re:                             Voyager Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted June 19, 2015
CIK No. 0001640266

Dear Ms. Brooks:

This letter is confidentially submitted on behalf of Voyager Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 19, 2015 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated July 15, 2015 addressed to Steven M. Paul, M.D., President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting its Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Prospectus Summary

1.                                      Please clarify the meaning of any significant scientific or technical terms the first time they are used in your prospectus in order to ensure that lay readers will understand the disclosure. For example, please define each of the following at their first use:

•                  clinically meaningful

•                  adeno-associated virus

•                  AAV vectors

•                  oncogenesis

•                  modalities

•                  baculovirus AAV

•                  refractory to levodopa

•                  monogenic amytotrophic lateral sclerosis

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment to either define significant scientific or technical terms when they are first used in prospectus, with the exception of AAV vectors, which have been defined in the third paragraph of the “Overview” section, where AAV is discussed in general, or to replace such terms with terms that will be understood by lay readers.  Please see revisions on pages 1, 2, 3, 20, 71, 89, and 92 of Amendment No. 2.

2.                                      We refer to your disclosure in the third paragraph on page 1, that “AAV is able to transfer a therapeutic gene, or transgene, into target cells in the CNS and is believed to be safe.” We note your first full risk factor on page 20, “[t]here have been several significant side effects caused by gene therapy treatments in the past, including reported cases of leukemia and death.” We also note, “[i]n previous Phase 1 clinical trials conducted by others, several patients experienced hemorrhages following the surgical procedures” following the administration of the proposed therapy.  In view of your disclosures relating to severe adverse effects in other clinical trials and gene therapy, please expand your disclosure in your prospectus summary to explain to potential investors why you believe AAV is “believed to be safe.”

RESPONSE:  The Company respectfully advises the Staff that the significant side effects caused by gene therapy treatments in the past, including reported cases of leukemia and death, were reported in clinical trials using different vectors than the AAV vectors that the Company is utilizing in its programs.  The Company has revised this risk factor to clarify the use of non-AAV vectors in these clinical trials.  In addition, the hemorrhages experienced by patients in the Phase 1 clinical trial of VY-AADC01 were not caused by the AAV vector treatment, rather, they were caused by the surgical procedure.  The Company has revised this risk factor to also clarify the cause of the hemorrhages.  The Company has also added additional disclosure on page 1 of Amendment No. 2 to note that no vector-related serious adverse events have been reported in the more than 1,300 patients treated with AAV gene therapy to date.

3.                                      Please revise your disclosure to include a general description of the administration of your AAV gene therapy in patients. For example, please disclose how the therapy is delivered, whether the therapy is injected into patients, if surgery is required and the intended injection or surgical sites in patients.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 2 and 17 of Amendment No. 2.

4.                                      We refer to your disclosure in the third paragraph on page 1, “CNS diseases are a leading driver of global disease burden and represent the single largest biopharmaceutical market with estimated worldwide annual sales of over $125 billion in 2013.”  Please revise your estimated amount of worldwide annual sales to quantify the individual amounts relative to your five indications currently under development. Please make any corresponding changes throughout your prospectus.

RESPONSE:  The Company respectfully advises the Staff that although its current pipeline of gene therapy programs only targets five CNS indications, the Company plans to target additional severe CNS indications in the future, and therefore believes that the aggregate size of the CNS market is a useful metric for potential investors.  Nevertheless, the Company has revised this statement to note that the market size for the CNS indications that it is initially targeting represents only a portion of this market.  Please see revisions on pages 1 and 89 of Amendment No. 2.

Preclinical Programs, page 4

5.                                      We refer to your first bullet point regarding Monogenic ALS Program: VY-SOD101.  We note your approximation of 30,000 patients in the United States with ALS, the percentage of familial ALS patients, and the subset of patients with familial ALS caused by mutations in the SOD1 gene.  The disclosed patient numbers and percentages suggest that your actual potential patient population for VY-SOD101 is 600 patients. If so, please disclose your actual potential population for VY-SOD101 for patients with ALS caused by mutations in the SOD1 gene.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 4 and 104 of Amendment No. 2.

Manufacturing at Commercial Quality and Scale, page 5

6.                                      We refer to your fourth bullet point regarding an established regulatory framework for the baculovirus AAV production system.  We also note your disclosure that no gene therapy has been approved by the FDA and only one therapy was approved by the European Union.  In addition, we also note your first risk factor on page 30 that to date no cGMP gene therapy manufacturing facility has received FDA approved. Please revise your disclosure to further explain to investors how your AAV gene therapy manufactured with the baculovirus system has the attribute of manufacturing under an established regulatory framework.

RESPONSE:   The Company respectfully advises the Staff that it has revised this bullet point to state “Promising Regulatory Framework,” as opposed to “Established Regulatory Framework.”  The Company believes that it is meaningful to investors that other FDA-approved products, Flublok and Cervarix, have been manufactured using the baculovirus system, but acknowledges that the regulatory framework has not been applied to FDA-approved gene therapies.  Please see revisions on pages 5 and 95 of Amendment No. 2.

Risk Factors, page 6

7.                                      Please expand your fifth bulleted risk factor to include a brief discussion of the severe adverse effects that have been associated with gene therapy.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 6 of Amendment No. 2.

Risk Factors, page 12

8.                                      We refer to your disclosure in the third full paragraph on page 151 under Anti-Takeover Provisions. Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your amended and restated certificate of incorporation.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 58 of Amendment No. 2.

9.                                      We refer to your risk factor on page 17 and the subsequent risk factor on page 19. We note that these risk factors appear to be substantially similar and repetitive. Please revise these risk factors to provide one concise risk factor to discuss the risks described therein.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 17, 18 and 19 of Amendment No. 2.

10.                               We refer to your risk factor on page 17 and your use of the Clearpoint System in your Phase1b clinical trial.  Please expand your risk factor to briefly disclose why the Clearpoint System is being utilized, the previous problem(s) the system is intended to solve, and how the system works differently from earlier methods used in previous clinical trials.  In addition, please briefly describe the “Clearpoint System” in your business section

RESPONSE:  The Company respectfully advises the Staff that it has revised the risk factor on pages 95 and 102 of Amendment No. 2 to add additional information regarding the Clearpoint System.  The Company also advises the Staff that a description of the Clearpoint System has been included in the business section on page 17 of Amendment No. 2.

Use of Proceeds, page 61

11.                               Please revise your disclosure to quantify the amount of cash, including current available cash, you anticipate after the completion of the offering and how you intend to apply the entire amount of cash.

RESPONSE:  The Company respectively advises that Staff that Item 504 of Regulation S-K requires that the registrant provide the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount to be used for such purposes, but does not require that a registrant specify how the Company’s existing cash and cash equivalents will be used.  The Company has provided additional disclosure on page 62 of Amendment No. 2 to clarify that if the net proceeds are insufficient to complete the tasks to which the net proceeds from the offering have been allocated, the Company will be required to fund such activities from its cash and cash equivalents.

12.                               Please revise your disclosure to provide your best reasonable estimate of how the proceeds from this offering and available cash will enable you to advance your identified use of proceeds:

•                  the VY-AADC01 program for advanced Parkinson’s disease, including relevant clinical and manufacturing expenses; and

•                  the advancement of your four preclinical pipeline products (i.e. VY-SOD101, VY-FXN01, VY-HTT01 and VY-SMN101) and in each case preclinical development, drug manufacturing, clinical development and internal personnel costs.

RESPONSE:  The Company refers the Staff to the Company’s response to comment #11.  In addition, the Company respectfully advises the Staff that it has revised the use of proceeds bullets on page 62 of Amendment No. 2 to add further clarification regarding how the proceeds from the offering will be used.  Since the Company’s advanced Parkinson’s disease program is in early clinical development and the Company’s other programs are in preclinical development, the Company is unable to provide more definitive guidance regarding how the proceeds from this offering will be utilized. However, the current statement of use of proceeds reflects the Company’s best reasonable estimate of how the proceeds from this offering will be applied.  Furthermore, the Company has provided additional disclosure on page 62 of Amendment No. 2 clarifying that it does not believe that the net proceeds from this offering combined with its existing cash and cash equivalents will be sufficient to complete development of any of its product candidates.

Determination of Fair Value of Common Stock on Grant Dates, page 77

13.                               We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:  The Company acknowledges the Staff’s comment.

Vector Engineering and Optimization, page 92

14.                               We note your disclosure on the top of page 93 stating that FXN expression “was normalized as a fold increase relative to FXN expression” in a human brain reference sample.  As this is not a term that is familiar to non-specialists, please briefly describe the meaning and significance of “normalized as a fold increase relative to FXN expression.”

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 94 of Amendment No. 2.

Phase 1 Clinical Trials, page 99

15.                               Please expand your disclosure to briefly describe the primary endpoint for each of the Phase 1 clinical trials and whether each endpoint was achieved.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 100 and 102 of Amendment No. 2.

16.                               We note your chart on the top on page 100. Please expand your disclosure to provide, through a legend or other explanatory narrative:

•                 what each figure represents and what each number measured; and

•                 the control used and what the p-value measured.

In addition, please discuss the reliability of the p-values in view of the small number of subjects in the study.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 101 of Amendment No. 2.

Our Program Status, page 101

17.                               Please revise your disclosure to include the primary endpoints of your Phase 1b clinical trials. In that regard, we note your disclosure on the top of page 102, “clinical readouts will include standard endpoints, such as UPDRS…”  Please briefly explain how the UPDRS is anticipated to be used in the analysis of trial results and how it will be considered in regard to all endpoint measurements.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 102 and 103 of Amendment No. 2.

Collaborations and License Agreements, page 111

18.                               We refer to your announcement of the entry into a license agreement with REGENX Biosciences, LLC.  Please revise your prospectus to describe the material terms of the agreement including.

•                        the nature and scope of the intellectual property rights transferred and whether such rights are exclusive;

•                        each parties’ rights and obligations;

•                        duration and termination provisions;

•                        material payment provisions, which may include up-front or execution payments;

•                        milestones, royalty rates or revenue sharing; and

•                        aggregate amounts paid or received to date.

In addition, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K.  In the alternative, please advise us as to why the agreement is not material and the exhibit need not be filed.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 116 of Amendment No. 2.  In addition, the Company has filed the license agreement with REGENX as an exhibit to Amendment No. 2.

License Agreement with the University of Massachusetts, page 113

19.                               Please revise your disclosure to provide a royalty range for your tiered minimum annual royalty payments and a percentage range relating to the sublicensing income.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 115 of Amendment No. 2.

MassBiologics and UMass Collaboration Agreement, page 113

20.                               Please revise your disclosure to discuss the material terms of the agreement including:

•                        nature and scope of each party’s intellectual property rights in the manufacturing of recombinant AAV products;

•                        each parties’ material rights and obligations; and

•                        duration and termination provisions

In addition, please file the agreement as an exhibit to your Form S-1 in accordance with Item 601 of Regulation S-K.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 115 and 116 of Amendment No. 2.

The Company respectfully advises the Staff that it does not consider the collaboration agreement with MassBiologics and UMass (the “Collaboration Agreement”) to be a material agreement that needs to be filed in accordance with Item 601(b)(10) of Regulation S-K.  This Item provides that a registrant must file “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement...”  Although the Collaboration Agreement was not made in the ordinary course of business, the Company does not believe that the Collaboration Agreement is material to the Company.  The Collaboration Agreement provides a framework and general governing provisions for the relationship between the Company and UMass and MassBiologics, but the parties are required to enter into project agreements that provide details regarding the specific projects to be conducted by the parties under the Agreement.  Currently, there is only one project agreement in place under this Agreement.  The Company can terminate the Collaboration Agreement during any renewal term, and any outstanding project agreement, at any time upon providing UMass and MassBiologics with 90 days prior written notice.  Furthermore, the Company believes that it could enter into agreements with third parties to engage in the type of projects being considered to be conducted with UMass and MassBiologics without disruption to the operation of its business.  For these reasons, the Company does not believe that the Collaboration Agreement is a material agreement that needs to be filed as an exhibit to the Registration Statement.

Executive Officers and Directors, page 128

21.                               We refer to the signature page of Amendment 1 to your draft registration statement submitted on June 29, 2015.  We also note the reference to Perry Karsen as a director of the company.  Please update your disclosure here and throughout your Form S-1 to include the disclosures required for Mr. Karsen.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on pages 131 and 134 of Amendment No. 2.

Summary Compensation Table, page 136

22.                               We note your inclusion of $50,000 to Dr. Pietrusko in the bonus column of your summary compensation table.  Please revise your table to include Dr. Pietrusko’s relocation expenses in the “all other compensation” column in accordance with Item 402 of Regulation S-K.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.  Please see revisions on page 140 of Amendment No. 2.

Genzyme Collaboration Agreement, page F-20

23.                               Please disclose, separately, the amount of specified regulatory milestones in total and commercial milestones in total, and the nature of the milestones within these two categories. Refer to 605-28-50.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-21 of Amendment No. 2.

24.                               Please disclose the nature and amount of costs incurred under the agreement and where they are classified within your statement of operations for the three months ended March 31, 2015, and thereafter for each period presented.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not separately track or segregate the costs incurred under the agreement from other research and development activities.  Therefore, the Company is not able to disclose the amount of costs incurred under the agreement for the period ended March 31, 2015.  The Company has revised the disclosure on page F-24 of Amendment No. 2 to include a description of the nature of the costs incurred under the agreement and where they are classified in the statement of operations for the period ended March 31, 2015 and to disclose that the Company does not track or segregate the costs incurred under that under the agreement.

Other Agreements, page F-24

25.                               Please disclose the aggregate potential milestone payments under these agreements herein and in your contractual obligations table.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87, F-24 and F-25 of Amendment No. 2.

Other Comments

26.                               Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will submit all exhibits as soon as practicable.

27.                               Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

RESPONSE:  The Company confirms that the graphics included in the registration statement are the only graphics that will be used in its prospectus.

28.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company will supplementally provide the Staff with written communications that have been presented to investors in reliance on Section 5(d) of the Securities Act.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:                                Steven M. Paul, M.D., President and Chief Executive Officer, Voyager Therapeutics, Inc.

J. Jeffrey Goater, Senior Vice President, Finance & Business Development, Voyager Therapeutics, Inc.

Edwin M. O’Connor, Esq., Goodwin Procter LLP

Laurie A. Burlingame, Esq., Goodwin Procter LLP